
April 13, 2023

Anthony Martini
President
Exceed Talent Capital Holdings LLC
160 Varick Street
New York, NY 10013

     Re: Exceed Talent Capital Holdings LLC
         Amendment No. 2 to Offering Statement on Form 1-A
         Filed March 30, 2023
         File No. 024-12122

Dear Anthony Martini:

     We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Offering Statement on Form 1-A

Risk Factors, page 6

1.   We note your response to comments 3 and 4 and that you have removed the risk factor on page 15 regarding NFTs. Please revise to include risk factor disclosure that addresses the issuance of the Rookie Class NFTs and the potential regulatory risks under the U.S. federal securities laws if such NFTs are determined to be securities, such as compliance with Section 5 of the Securities Act.

General

2.   We note your response to comments 3 and 4, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in

or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.

3. We note your response to comment 5, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Stephenson, Esq.